May 20, 2026

Brian M. Strem, Ph.D.
Chief Executive Officer
Kiora Pharmaceuticals, Inc.
169 Saxony Rd., Suite 212
Encinitas, CA 92024

        Re: Kiora Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed May 18, 2026
            File No. 333-295994
Dear Brian M. Strem Ph.D.:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Robert A. Petitt, Esq.